SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 2

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

REPUBLIC OF COLOMBIA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Consul General of the Republic of Colombia in the City of New York

Consulate of Colombia

10 East 46th Street

New York, New York 10017

Copies to:

Neil Goodman, Esq.

Arnold & Porter LLP

555 Twelfth St., N.W.

Washington, D.C. 20004

*	The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the Republic of Colombia on Form 18-K for the year ended December 31, 2013 comprises:

(a)	Pages numbered 1 to 4 consecutively

(b)	The following exhibits:

Exhibit 1:	Conformed Copy of the Underwriting Agreement, dated January 21, 2015, among the Republic of Colombia, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC

Exhibit 2:	Form of 5.000% Global Bonds due 2045

Exhibit 3:	Opinion of the Head of Legal Affairs Group of the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit with respect to the 5.000% Global Bonds due 2045, dated January 28, 2015

Exhibit 4:	Opinion of Arnold & Porter LLP with respect to the 5.000% Global Bonds due 2045, dated January 28, 2015

Exhibit 5:	Recent Developments in the Republic of Colombia, as of January 21, 2015

Exhibit 6:	Form of Indenture between The Republic of Colombia and The Bank of New York Mellon

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Republic of Colombia, has duly caused this annual report or amendment to Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá D.C., Colombia on the 28th day of January, 2015.

By:	/s/ Mauricio Cárdenas Santamaría
Mauricio Cárdenas Santamaría
Minister of Finance and Public Credit

EXHIBIT INDEX

EXHIBIT 1:	Conformed Copy of the Underwriting Agreement, dated January 21, 2015, among the Republic of Colombia, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC

EXHIBIT 2:	Form of 5.000% Global Bonds due 2045

EXHIBIT 3:	Opinion of the Head of Legal Affairs Group of the General Directorate of Public Credit and National Treasury of the Ministry of Finance and Public Credit with respect to the 5.000% Global Bonds due 2045, dated January 28, 2015

EXHIBIT 4:	Opinion of Arnold & Porter LLP with respect to the 5.000% Global Bonds due 2045, dated January 28, 2015

EXHIBIT 5:	Recent Developments in the Republic of Colombia, as of January 21, 2015

EXHIBIT 6:	Form of Indenture between The Republic of Colombia and The Bank of New York Mellon

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